UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

North American Galvanizing & Coatings, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

65686Y109
(CUSIP Number)

Dana L. Perry
Vice President, Chief Financial Officer
AZZ incorporated
One Museum Place, Suite 500
3100 West 7th Street
Fort Worth, Texas 76107
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

S. Benton Cantey, Esq.
Kelly Hart & Hallman LLP
201 Main Street, Suite 2500
Fort Worth, Texas 76102
Telephone: (817) 878-3559

June 14, 2010
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons. AZZ incorporated
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) BK, WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 13,017,985 (See Item 5)
	(8)	Shared voting power N/A
	(9)	Sole dispositive power 13,017,985 (See Item 5)
	(10)	Shared dispositive power N/A
(11)	Aggregate amount beneficially owned by each reporting person 14,628,286 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.4% (See Item 5)
(14)	Type of reporting person (see instructions) CO

(1)	Names of reporting persons. Arbor-Crowley, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 13,017,985 (See Item 5)
	(8)	Shared voting power N/A
	(9)	Sole dispositive power 13,017,985 (See Item 5)
	(10)	Shared dispositive power N/A
(11)	Aggregate amount beneficially owned by each reporting person 14,628,286 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.4% (See Item 5)
(14)	Type of reporting person (see instructions) CO

(1)	Names of reporting persons. Big Kettle Merger Sub, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 13,017,985 (See Item 5)
	(8)	Shared voting power N/A
	(9)	Sole dispositive power 13,017,985 (See Item 5)
	(10)	Shared dispositive power N/A
(11)	Aggregate amount beneficially owned by each reporting person 14,628,286 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 83.4% (See Item 5)
(14)	Type of reporting person (see instructions) CO

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and restates the Schedule 13D (the “Original Schedule” and, together with the Amendment, the “Statement” or the “Schedule 13D”) filed by AZZ incorporated, a Texas corporation (“AZZ”), its direct, wholly-owned subsidiary, Arbor-Crowley, Inc., a Delaware corporation (“Arbor-Crowley”), and a direct, wholly-owned subsidiary of Arbor-Crowley, Big Kettle Merger Sub, Inc. (“Big Kettle”), on June 24, 2010 relating to the Common Stock, par value $0.10 per share (the “Shares”), of North American Galvanizing & Coatings, Inc., a Delaware corporation (“NGA”). This Amendment is being filed solely to correct an administrative error with respect to the Original Schedule.

Item 1.	Security and Issuer.

This Statement relates to the Shares of NGA. NGA’s principal executive offices are located at 5314 South Yale Avenue, Suite 1000, Tulsa, Oklahoma 74135 and its telephone number is (918) 494-0964.

Item 2.	Identity and Background.

This Statement is being filed by AZZ, Arbor-Crowley and Big Kettle (collectively, the “Reporting Persons”).

The principal executive offices of each Reporting Person is One Museum Place, 3100 West 7th Street, Suite 500, Fort Worth, Texas 76107. AZZ is a specialty electrical equipment manufacturer serving the global markets of industrial, power generation, transmission and distributions and a leading provider of hot dip galvanizing services to the steel fabrication market nationwide. Arbor-Crowley is a holding company through which AZZ holds ownership interest in various operating subsidiaries. Big Kettle was organized for the sole purpose of acquiring NGA and has not engaged in any unrelated activities since its formation.

The name, citizenship, business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of AZZ, Arbor-Crowley and Big Kettle are set forth on Schedule A hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”).

During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the Scheduled Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons, nor to the best of their knowledge, any of the Scheduled Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or other Consideration.

As more fully described in Item 4 hereof, AZZ, Big Kettle and NGA entered into an Agreement and Plan of Merger, dated as of March 31, 2010 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 2.1 and incorporated herein by reference. Pursuant to the Merger Agreement, on May 7, 2010, Big Kettle commenced a cash tender offer (the “Offer”) for all outstanding Shares of NGA at a price of $7.50 per Share, net to the seller in cash, without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 7, 2010 (the “Offer to Purchase”), incorporated by reference from Exhibit (a)(1)(A) of the Tender Offer Statement on Schedule TO filed by AZZ and Big Kettle with the Securities and Exchange Commission (the “Commission”) on May 7, 2010, as amended from time to time.

The Offer expired at 5:00 p.m., Central Daylight Saving Time, on June 14, 2010. Based on the information provided by the depositary, a total of approximately 13,017,986 Shares were validly tendered and not withdrawn (including approximately 117,395 Shares subject to guaranteed delivery procedures). The Shares tendered in the Offer (when added with (x) the Shares beneficially owned by AZZ, Big Kettle or their respective subsidiaries and (y) the Shares that are issuable upon exercise of options, that are held in trust pursuant to NGA’s Director Stock Unit Program or that constitute restricted shares, in each case which Big Kettle has an option to purchase) represent approximately 83% of NGA’s issued and outstanding Shares, as determined on a fully diluted basis. All Shares that were validly tendered in the Offer and not withdrawn were accepted for payment on June 14, 2010. Big Kettle promptly paid for such Shares at the Offer Price.

The Reporting Persons estimate that the total cost to consummate the Offer was approximately $97.6 million, which value does not include the acquisition of (x) Shares that will be cancelled and exchanged for the Offer Price in the Merger or (y) Shares that are issuable upon exercise of options, that are held in trust pursuant to NGA’s Director Stock Unit Program or that constitute restricted shares, in each case which Big Kettle has an option to purchase. AZZ and Arbor-Crowley provided Big Kettle with sufficient funds to satisfy these obligations, using funds from AZZ’s available working capital and its existing credit facility with Bank of America, N.A. All information contained in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 4.	Purpose of Transaction.

(a)-(i) The purpose of the Offer and the Merger (as defined below) is for AZZ and its affiliates, through Big Kettle, to acquire control of, and the entire equity interest in, NGA. The Offer, as the first step in the acquisition of NGA, was intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.

On May 7, 2010, Big Kettle commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal. The Offer expired at 5:00 p.m., Central Daylight Saving Time, on June 14, 2010. All Shares validly tendered and not properly withdrawn were accepted for purchase by Big Kettle on June 14, 2010.

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law, Big Kettle will merge with and into NGA (the “Merger”), with NGA as the surviving corporation (the “Surviving Corporation”), and each Share not acquired in the Offer will be cancelled and converted into the right to receive the Offer Price (other than Shares held in the treasury of NGA or owned by AZZ, Big Kettle or any of their subsidiaries, and Shares held by stockholders who properly demand appraisal rights). Following the effective time of the Merger (the “Effective Time”), NGA will continue as an indirect wholly-owned subsidiary of AZZ. The closing of the Merger is subject to approval by holders of two-thirds of the outstanding Shares entitled to vote at a meeting of the stockholders of NGA, voting together as a single class. As a result of the number of Shares tendered in the Offer, Big Kettle holds a sufficient number of Shares such that the vote of any other stockholder of NGA will not be required to approve the Merger. The foregoing summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the terms of the Merger Agreement, which is incorporated herein by reference.

The Merger Agreement provides that, subject to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, upon the acceptance for payment of Shares tendered in the Offer by Big Kettle, pursuant to terms and conditions of the Offer, and from time to time thereafter, Big Kettle is entitled to designate directors to serve on the Board of Directors of NGA (the “Board”) up to such number of directors equal to the product (rounded up to the next whole number) obtained by multiplying (x) the total number of directors on the Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) by (y) the percentage that the aggregate number of Shares beneficially owned by Big Kettle bears to the total number of Shares then outstanding. NGA has agreed, upon Big Kettle’s reasonable request, to promptly increase the size of the Board and use its commercially reasonable efforts to secure resignations of such number of its incumbent directors, and to cause Big Kettle’s designees to be elected or appointed to the Board at such time. NGA shall also cause the directors elected or designated by Big Kettle to the Board to serve on and constitute the same percentage as is on the Board of (i) each committee of the Board and (ii) each board of directors of each subsidiary of NGA. Pursuant to the Merger Agreement, on June 14, 2010 Messrs. Linwood J. Bundy, Ronald J. Evans, Gilbert L. Klemann, II, Patrick J. Lynch and John H. Sununu resigned from the Board and Big Kettle elected to designate four persons for election to the Board; Messrs. David H. Dingus, Dana L. Perry, Ashok E. Kolady and Timothy E. Pendley were those designees. The Board has accordingly decreased in size from seven directors to six directors. Pursuant to the Merger Agreement, the Board shall be reconstituted at the Effective Time so as to be comprised of the current members of the Board of Directors of Big Kettle, which currently consists of Messrs. Dingus and Perry.

At the Effective Time and pursuant to the Merger Agreement, the certificate of incorporation and bylaws of NGA will be amended in their entirety to be in the form of (except with respect of the name of NGA) the certificate of incorporation and bylaws of Big Kettle and, as so amended, will become the certificate of incorporation and bylaws of the Surviving Corporation. Big Kettle intends to cause NGA to file a Form 25 with the Commission to delist the Shares from the NASDAQ Global Market and to file a Form 15 with the Commission to deregister the Shares under Section 12(g) of the Exchange Act, and to suspend the remaining reporting obligations of NGA under the Exchange Act.

As of the date of this Schedule 13D and except as otherwise provided in the Offer to Purchase, it is expected that, initially following the Merger, the business and operations of NGA will be continued substantially as they are currently being conducted. Nonetheless, AZZ will continue to conduct a detailed review of NGA and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and will consider what, if any, changes would be desirable in light of the circumstances that exist after the Effective Time. AZZ will continue to evaluate the business and operations of NGA and will take such actions as they deem appropriate under the circumstances then existing. AZZ intends to review such information as part of a comprehensive review of NGA’s business, operations, capitalization and management with a view to optimizing development of NGA’s potential in conjunction with AZZ’s existing businesses. Possible changes could include changes in NGA’s business, product offerings, corporate structure, charter, by-laws, capitalization, board of directors and management. All information contained in the section of the Offer to Purchase entitled “Purpose of the Offer and the Merger; Plans for the Company after the Offer and the Merger; Stockholder Approval and Appraisal Rights” is incorporated herein by reference.

Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transactions described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (i) of Item 4 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) and (b) Big Kettle is the direct record owner of, and has the power to vote and to dispose or direct the disposition of, 13,017,986 Shares. Big Kettle is the beneficial owner of an additional 1,556,300 Shares, consisting of Shares that are issuable upon exercise of options, that are held in trust pursuant to NGA’s Director Stock Unit Program or that constitute restricted shares, in each case which Big Kettle has an option to purchase. Because Big Kettle is a wholly-owned subsidiary of Arbor-Crowley and Arbor-Crowley is a wholly-owned subsidiary of AZZ, AZZ and Arbor-Crowley are both beneficial owners of 14,628,286 Shares. The Shares beneficially owned by AZZ, Arbor-Crowley and Big Kettle constitute approximately 83.4% of the Shares outstanding, as determined on a fully diluted basis. Each Scheduled Person disclaims beneficial ownership over any Shares that may be attributed to him as a result of his affiliation with AZZ, Arbor-Crowley or Big Kettle, and none of the Scheduled Persons otherwise holds beneficial ownership over any Shares.

(c) The information set forth under Items 3 and 4 of this Statement is incorporated herein by reference. On June 14, 2010, Big Kettle accepted for payment 13,017,986 Shares that were validly tendered and not withdrawn in the Offer (including approximately 117,395 Shares subject to guaranteed delivery procedures).

On March 31, 2010, AZZ and Big Kettle entered into a Stockholders Agreement with certain stockholders of NGA (the “Stockholders Agreement”), pursuant to which such stockholders agreed to tender in the Offer certain Shares owned by such stockholders and agreed to grant Big Kettle an option to purchase 1,556,300 Shares that are issuable upon exercise of options held by such stockholders, that are held in trust for the benefit of such stockholders pursuant to NGA’s Director Stock Unit Program or that constitute restricted shares held by such stockholders (to the extent that such restricted shares are not tendered in the Offer). The option to purchase contained in the Stockholders Agreement is contingent upon Big Kettle’s acceptance for payment of Shares in the Offer, and, upon the acceptance for payment of the 13,017,986 Shares that were validly tendered and not withdrawn in the Offer, such option vested.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the sections of the Offer to Purchase entitled “Background of the Offer; Contacts with the Company; the Merger Agreement and Stockholders Agreement” and “Source and Amount of Funds” is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between AZZ and Big Kettle and any third person with respect to the Shares.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Exhibit Name

2.1
Agreement and Plan of Merger, dated March 31, 2010, by and among AZZ incorporated, Big Kettle Merger Sub, Inc. and North American Galvanizing & Coatings, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by AZZ incorporated with the Securities and Exchange Commission on April 1, 2010).

2.2
Stockholders Agreement, dated March 31, 2010, by and among AZZ incorporated, Big Kettle Merger Sub, Inc. and the stockholders of North American Galvanizing & Coatings, Inc. identified therein (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by AZZ incorporated with the Securities and Exchange Commission on April 1, 2010).

2.3
Offer to Purchase, dated as of May 7, 2010 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by AZZ incorporated and Big Kettle Merger Sub, Inc. with the Securities and Exchange Commission on May 7, 2010).

2.4
Letter of Transmittal, dated as of May 7, 2010 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by AZZ incorporated and Big Kettle Merger Sub, Inc. with the Securities and Exchange Commission on May 7, 2010).

2.5
Second Amended and Restated Credit Agreement with Bank of America, N.A., dated May 25, 2006 (incorporated by reference to Exhibit 10(1) of the Form 8-K filed by AZZ incorporated with the Securities and Exchange Commission on May 26, 2006).

2.6
First Amendment to Second Amended and Restated Credit Agreement with Bank of America, N.A., dated February 28, 2007 (incorporated by reference to Exhibit 10(1) of the Form 8-K filed by AZZ incorporated with the Securities and Exchange Commission on March 1, 2007).

2.7
Second Amendment and Consent to Second Amendment and Restated Credit Agreement dated March 31, 2008, by and between AZZ incorporated and Bank of America, N.A. (incorporated by reference to Exhibit 10(3) of the Form 8-K filed by AZZ incorporated with the Securities and Exchange Commission on April 2, 2008).

2.8
Fifth Amendment to Second Amended and Restated Credit Agreement with Bank of America, N.A., dated April 29, 2010 (incorporated by reference to Exhibit 10(1) of the Form 8-K filed by AZZ incorporated with the Securities and Exchange Commission on April 30, 2010).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         AZZ INCORPORATED

                         By  /s/ Dana L. Perry
                           ____________________________________
                         Name:  Dana L. Perry
                         Title:  Senior Vice President for Finance
                         and Chief Financial Officer

                         ARBOR-CROWLEY, INC.

                         By  /s/ Dana L. Perry
                         ____________________________________
                         Name:  Dana L. Perry
                         Title:  Vice President

                         BIG KETTLE MERGER SUB, INC.

                         By  /s/ Dana L. Perry
                         ____________________________________
                         Name:  Dana L. Perry
                         Title:  Vice President

Dated:  June 24, 2010

SCHEDULE A

Big Kettle Merger Sub, Inc. (“Big Kettle”)

The following table sets forth the name and present principal occupation or employment each director and executive officer of Big Kettle. The current business address of each such person is One Museum Place, 3100 West 7th Street, Suite 500, Fort Worth, Texas 76102, and each such person is a citizen of the United States.

Name and Business
         Address                                                                        Present Principal Occupation or Employment

David H. Dingus	Mr. Dingus is the President and is one of the directors of Big Kettle. Mr. Dingus serves as a director of AZZ incorporated and as AZZ incorporated’s president and chief executive officer.

Dana L. Perry
Mr. Perry is the Vice President and Secretary and is one of the directors of Big Kettle. Mr. Perry serves as a director of AZZ incorporated and as AZZ incorporated’s senior vice president of finance, chief financial officer and secretary.

Arbor-Crowley, Inc. (“Arbor-Crowley”)

The following table sets forth the name and present principal occupation or employment each director and executive officer of Arbor-Crowley. The current business address of each such person is One Museum Place, 3100 West 7th Street, Suite 500, Fort Worth, Texas 76102, and each such person is a citizen of the United States.

Name and Business
         Address                                                                       Present Principal Occupation or Employment

David H. Dingus	Mr. Dingus is the President and is one of the directors of Arbor-Crowley. Mr. Dingus serves as a director of AZZ incorporated and as AZZ incorporated’s president and chief executive officer.

Dana L. Perry
Mr. Perry is the Vice President and Secretary and is one of the directors of Arbor-Crowley. Mr. Perry serves as a director of AZZ incorporated and as AZZ incorporated’s senior vice president of finance, chief financial officer and secretary.

AZZ incorporated (“AZZ”)

The following table sets forth the name and present principal occupation or employment of each director and executive officer of AZZ. Unless otherwise indicated, the current business address of each such person is One Museum Place, 3100 West 7th Street, Suite 500, Fort Worth, Texas 76102 and each occupation set forth opposite an individual’s name refers to employment with AZZ. Each such person is a citizen of the United States.

Name and Business
         Address                                                                       Present Principal Occupation or Employment

David H. Dingus	Mr. Dingus serves as a director of AZZ and as AZZ’s president and chief executive officer.

Dana L. Perry	Mr. Perry serves as a director of AZZ and as AZZ’s senior vice president of finance, chief financial officer and secretary.

Name and Business Address	Present Principal Occupation or Employment
Daniel E. Berce Americredit Corp 801 Cherry Street, Suite 3500 Fort Worth, Texas 76102
Mr. Berce serves as a director of AZZ.  Mr. Berce also serves as the president and chief executive officer of AmeriCredit Corp., a publicly held national automobile consumer finance company.  He also serves on the boards of directors of AmeriCredit Corp. and Cash America International, Inc., a publicly held provider of specialty financial services.

Martin C. Bowen Fine Line Diversified Development 201 Main Street, Suite 3100 Fort Worth, Texas 76102	Mr. Bowen serves a director of AZZ. Mr. Bowen also serves as vice president and chief financial officer of Fine Line, a privately held investment holding company.
Sam Rosen Shannon, Gracey, Ratliff & Miller, L.L.P. 777 Main Street, Suite 3800 Fort Worth, Texas 76102
Mr. Rosen serves as a director of AZZ.  Mr. Rosen is a partner in the law firm of Shannon, Gracey, Ratliff & Miller, L.L.P. and is a director of GAINSCO, INC., a publicly held insurance holding company.

Kevern R. Joyce c/o AZZ incorporated One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76102	Mr. Joyce serves as a director of AZZ. Mr. Joyce is on the board of directors of Continental Energy Systems, an energy service provider.
Dr. H. Kirk Downey c/o AZZ incorporated One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76102
Dr. Downey serves as a director of AZZ.  Dr. Downey is an independent business consultant and investor.  Dr. Downey is also chairman and a member of the board of trustees of LKCM Funds and LKCM Aquinas Funds, a publicly held family of mutual funds.

Daniel R. Feehan Cash America International, Inc. 1600 West 7th Street Fort Worth, Texas 76102
Mr. Feehan serves as a director of AZZ.  Mr. Feehan also serves as president and chief executive officer of Cash America International, Inc., a publicly held provider of specialty financial services.  Mr. Feehan is also a director of Cash America and RadioShack Corporation, a publicly held company in the retail consumer electronic goods and services business.

Peter A. Hegedus c/o AZZ incorporated One Museum Place 3100 West 7th Street, Suite 500 Fort Worth, Texas 76102	Mr. Hegedus serves as a director of AZZ. Mr. Hegedus is a member of the Supervisory Board of ABB Hungary.
John V. Petro	Senior Vice President, Electrical & Industrial Products
Clement H. Watson	Vice President Sales, Electrical Products
Jim C. Stricklen	Vice President, Business and Manufacturing Systems
Tim E. Pendley	Senior Vice President, Galvanizing Services Segment
Richard W. Butler	Vice President, Corporate Controller
Ashok E. Kolady	Vice President, Business Development
John S. Lincoln	Vice President, Galvanizing Services - Northern Operations

Name and Business Address	Present Principal Occupation or Employment
Bryan L. Stovall	Vice President, Galvanizing Services – Southern Operations
Bill G. Estes	Vice President – Bus Duct Systems
John A. Petitto	Vice President – Switchgear Systems
Francis D. Quinn	Vice President – Human Resources

Index of Exhibits

Exhibit	Exhibit Name

2.1
Agreement and Plan of Merger, dated March 31, 2010, by and among AZZ incorporated, Big Kettle Merger Sub, Inc. and North American Galvanizing & Coatings, Inc. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by AZZ incorporated with the Securities and Exchange Commission on April 1, 2010).

2.2
Stockholders Agreement, dated March 31, 2010, by and among AZZ incorporated, Big Kettle Merger Sub, Inc. and the stockholders of North American Galvanizing & Coatings, Inc. identified therein (incorporated herein by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by AZZ incorporated with the Securities and Exchange Commission on April 1, 2010).

2.3
Offer to Purchase, dated as of May 7, 2010 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by AZZ incorporated and Big Kettle Merger Sub, Inc. with the Securities and Exchange Commission on May 7, 2010).

2.4
Letter of Transmittal, dated as of May 7, 2010 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by AZZ incorporated and Big Kettle Merger Sub, Inc. with the Securities and Exchange Commission on May 7, 2010).

2.5
Second Amended and Restated Credit Agreement with Bank of America, N.A., dated May 25, 2006 (incorporated by reference to Exhibit 10(1) of the Form 8-K filed by AZZ incorporated with the Securities and Exchange Commission on May 26, 2006).

2.6
First Amendment to Second Amended and Restated Credit Agreement with Bank of America, N.A., dated February 28, 2007 (incorporated by reference to Exhibit 10(1) of the Form 8-K filed by AZZ incorporated with the Securities and Exchange Commission on March 1, 2007).

2.7
Second Amendment and Consent to Second Amendment and Restated Credit Agreement dated March 31, 2008, by and between AZZ incorporated and Bank of America, N.A. (incorporated by reference to Exhibit 10(3) of the Form 8-K filed by AZZ incorporated with the Securities and Exchange Commission on April 2, 2008).

2.8
Fifth Amendment to Second Amended and Restated Credit Agreement with Bank of America, N.A., dated April 29, 2010 (incorporated by reference to Exhibit 10(1) of the Form 8-K filed by AZZ incorporated with the Securities and Exchange Commission on April 30, 2010).